UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as exhibits to this report on Form 6-K are (i) Polestar's Management's Discussion and Analysis of Financial Conditions and Results of Operations for the six-month periods ended June 30, 2025 and 2024 which is attached as Exhibit 99.1; (ii) Polestar's Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, which are attached as Exhibit 99.2, and (iii) a press release containing Polestar's preliminary unaudited financial and operational results for the fiscal quarter and six-month periods ended June 30, 2025 and 2024. A copy of the press release is attached hereto as Exhibit 99.3.
The information contained in Exhibit 99.1 and Exhibit 99.2 shall be deemed to be incorporated by reference into Polestar's registration statements on Form S-8 (File No: 333-267146) and Form F-3 (File Nos. 333-274918 and 333-266101) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibit 99.3 to this report on Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Management's Discussion and Analysis of Financial Conditions and Results of Operations for the six-month periods ended June 30, 2025 and 2024.
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.
99.3	Press Release of Polestar Automotive Holding UK PLC, dated September 3, 2025.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Label Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: September 3, 2025     By:     /s/ Michael Lohscheller
Name: Michael Lohscheller
Title:     Chief Executive Officer

By:     /s/ Jean-François Mady
Name: Jean-François Mady
Title:     Chief Financial Officer

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